[redacted]

14047541

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69090

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MILLCO ADVISORS, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 PENNSYLVANIA AVE, NW STE 333
(No. and Street)

WASHINGTON	DC	20006-4614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jenni Main (202) 800-2866
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gP 3/13/14

JP 3/18/14

OATH OR AFFIRMATION

I, Jennifer Main, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLCO ADVISORS, LP, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

NICOLE M. VELASQUEZ
Notary Public - State of New York
No. 01VE6275806
Qualified in Queens County
My Commission Expires February 4, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Millco Advisors, LP

Statement of Financial Condition

December 31, 2013

McGladrey

Assurance • Tax • Consulting

Millco Advisors, LP

Statement of Financial Condition

December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Contents

Independent Auditor's Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 4

McGladrey

Independent Auditor's Report

To the Partners
Millco Advisors, LP
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Millco Advisors, LP (the "Partnership") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement").

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Millco Advisors, LP as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 28, 2014

Millco Advisors, LP

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash	$ 7,684,352
Accounts receivable	298,979
Total assets	$ 7,983,331
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 69,555
Due to parent	327,775
Total liabilities	397,330
Commitments and Contingencies	
Partners' capital	7,586,001
Total liabilities and partners' capital	$ 7,983,331

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Millco Advisors, LP (the "Partnership") is a limited partnership company established in the state of Delaware on March 22, 2012. Millco Advisors GP, LLC (the "General Partner") and Millstein & Co., L.P. (the "Limited Partner" or "Parent") are the two original partners. On February 25, 2013, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Partnership's new member application, at which time the Partnership commenced its broker-dealer operations.

The Partnership is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of FINRA. The Partnership provides investment banking and advisory services, with a primary focus on corporate restructurings. As part of its advisory services, the Partnership may also act as an investment banker to issuers of unregistered offerings, commonly referred to as private placements.

The Partnership does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from the provision of Rule 15c3-3 of the SEC based on paragraph (k)(2)(i) of the rule.

Note 2. Significant Accounting Policies

A summary of the Partnership's significant accounting policies follows:

<u>Basis of Accounting</u>: The financial statements of the Partnership are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

<u>Cash</u>: Cash consists of funds in a checking account, held at one financial institution, which may exceed federally insured limits during the year. However, the Partnership does not believe that this results in any significant credit risk.

<u>Accounts Receivable</u>: Accounts receivable are recorded when revenue is recognized and are presented in the balance sheet net of the allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Partnership's historical experience, the existing economic conditions, and the financial stability of its customers. The Partnership believes no allowance for doubtful accounts is necessary as of December 31, 2013.

<u>Income Taxes</u>: The Partnership is a disregarded entity for tax purposes. The Parent is treated as a partnership for federal and state income tax purposes whereby the tax attributes of the Partnership pass through to and are reported on the Parent's partners' tax returns. The Partnership will be required to make distributions to the Parent for tax distributions the Parent is required to make to its partners. The Parent is subject to New York City unincorporated business tax ("UBT"), which is imposed on the taxable income of any active trade or business carried on in New York City.

The Financial Accounting Standards Board (the "FASB") Accounting Standard Codification Topic 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current period.

Note 2. Significant Accounting Policies (Continued)

For the year ended December 31, 2013, management has determined that there are no uncertain tax positions. The periods ended of December 31, 2013 and 2012 remain open for examination by federal, state and local tax authorities.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Subsequent Events: In preparing these financial statements, the Partnership has evaluated events and transactions for potential recognition and/or disclosure through February 28, 2014, the date the financial statements were issued and has determined that the following information should be disclosed:

On February 26, 2014, the Board of Managers approved a distribution of $1,800,000 to the Parent.

Note 3. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital may not exceed 8 to 1 (for a broker-dealer in its first year of operation). As of December 31, 2013, the Partnership's net capital was $7,287,022 which was $7,260,533 in excess of its required net capital. The Partnership's ratio of aggregate indebtedness to net capital was 0.05 to 1 as of December 31, 2013. The net capital rule may effectively restrict distributions to the Partners.

Note 4. Related Party Transactions

On February 25, 2013, the Partnership and the Parent entered into Administration and Expense Sharing Agreement (the "Expense Sharing Agreement"). Expenses incurred by the Parent that are directly related to the Partnership's activities such as employees, facilities and other expenses are allocated to the Partnership. As of December 31, 2013, the Partnership owed $327,775 to the Parent in accordance with such Expense Sharing Agreement.